Exhibit 99.4

TERMINATION AGREEMENT

Reference is made to (i) the arrangement agreement between Northgate Minerals Corporation (“Northgate”) and Primero Mining Corp. (“Primero”) dated July 12, 2011 (the “Arrangement Agreement”) and (ii) the notice from Northgate to Primero pursuant to subsection 6.4(a) of the Arrangement Agreement regarding the bona fide unsolicited written proposal made by AuRico Gold Inc. dated August 28, 2011 (the “AuRico Proposal”).

Unless otherwise defined herein, capitalized terms used herein have the meanings attributed to them in the Arrangement Agreement.

Northgate and Primero hereby agree as follows:

(a)	Primero hereby waives its right contained in subsection 6.4(b) of the Arrangement Agreement to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement in response to the AuRico Proposal;

(b)	Northgate hereby represents to Primero that the AuRico Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Northgate completes the Arrangement or any similar transaction with Primero;

(c)	the Arrangement Agreement is terminated, and neither Party (nor any shareholder, director, officer, employee, agent, consultant or representative of either Party) shall have any further liability or obligation to the other Party under the Arrangement Agreement, or any other document delivered in connection with the transactions contemplated thereby (other than the Confidentiality Agreement), except as provided in this agreement;

(d)	Northgate shall pay Primero the Northgate Termination Payment in accordance with section 6.6 of the Arrangement Agreement;

(e)	Primero hereby irrevocably releases and forever discharges Northgate, its affiliates, and each of the respective past, present and future shareholders, directors, officers, employees, consultants, representatives and agents of Northgate or any such affiliate (the “Northgate Releasees”) from any and all actions, causes of action, suits, debts, accounts, liabilities, obligations, covenants, damages, demands and all other claims whatsoever, whether contingent or otherwise (collectively, Claims”), which Primero ever had, now has or may have in the future, against the Northgate Releasees in any way connected with, or arising out of, the Arrangement Agreement, or any document delivered in connection with the transactions contemplated thereby, except that this release does not apply to any Claims that Primero may have in respect of any failure of Northgate to comply with its obligations under this agreement or the Confidentiality Agreement;

(f)	Northgate hereby irrevocably releases and forever discharges Primero, its affiliates and each of the respective past, present and future shareholders, directors, officers, employees, consultants, representatives and agents of Primero or any such affiliate (the “Primero Releasees”) from any Claims which Northgate ever had, now has or may have in the future, against the Primero Releasees in any way connected with, or arising out of, the Arrangement Agreement, or any document delivered in connection with the transactions contemplated thereby, except that this release does not apply to any Claims that Northgate may have in respect of any failure of Primero to comply with its obligations under this agreement or the Confidentiality Agreement; and

(g)	the provisions of the Confidentiality Agreement shall survive the termination of the Arrangement Agreement and remain in full force and effect.

This agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

This agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

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IN WITNESS WHEREOF the Parties hereto have executed this agreement as of the 28th day of August, 2011.

NORTHGATE MINERALS CORPORATION

By:	“Richard J. Hall”
Name: Richard J. Hall
Title: President and Chief Executive Officer

PRIMERO MINING CORP.

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer